Level 7, Pacific Place Cnr Champion Parade and Musgrave Street Port Moresby, NCD, Papua New Guinea (PO Box 789, Port Moresby, Papua New Guinea)

Lihir Gold Limited	tel +675 321 7711 fax +675 321 4705 www.lglgold.com

Incorporated in Papua New Guinea
ARBN 069 803 998
November 27, 2008
Mr H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
WASHINGTON, D.C. 20549-7010
Dear Mr Schwall
Lihir Gold Limited
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed May 7, 2008
Comment letter dated September 29, 2008
File No. 0-26860
Reference is made to the above letter received by Lihir Gold Limited (the “Company”) from the Staff of the Division of Corporation Finance (“Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 29, 2008, regarding the Company’s Form 20-F for the Fiscal Year Ended December 31, 2007.
For Staff convenience, Staff comments are indicated in bold, and are immediately followed by the Company’s response thereto.
Form 20-F for the Fiscal Year Ended December 31, 2007
Risk Factors, page 6
1.	We note that a substantial amount of your assets are located in Papua New Guinea and your disclosures regarding currency restrictions. It appears you should provide audited parent-only condensed financial statements as required by Rule 5-04 of Regulation S-X. Please do so or explain why you do not believe this information is required.

Response:

We do not believe the additional disclosure is required.

Rule 5-04 of Regulation S-X requires condensed financial statements of the registrant to be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

Pursuant to Rule 4-08(e)(3), Restricted Net Assets is defined as “the amount of the registrant’s proportionate share of net assets (after intercompany eliminations) reflected in the balance sheet of its consolidated and unconsolidated subsidiaries as of the end of the most recent fiscal year which may not be transferred to the parent company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party (ie: lender, regulatory agency, foreign government, etc)”.

Based on the above, we conclude the following.
1.	Rule 5-04 of Regulation S-X can only be triggered if third party consent is required for an upstream movement of assets from subsidiary to parent.

2.	The majority of assets of Lihir Gold Limited are held at the parent level, therefore we do not believe the “currency exchange restrictions” disclosed in the 20-F Annual Report will trigger additional disclosure under Rule 5-04 of Regulation S-X.

3.	We further confirm that as at 31 December 2007, the Restricted Net Assets of consolidated subsidiaries did not exceed 25 percent of consolidated net assets.
Information on the Company, page 15
History and Development of the Company, page 15
Lihir Operation, page 15
2.	We note that pursuant to two management services agreements, Lihir Services Australia Pty Limited provides the Company with various services. In future filings, please specify the services provided under the management agreements or provide a cross-reference to a section of the filing where you discuss in further details the services.

Response:

As disclosed on page 15, these are management agreements with a wholly-owned subsidiary. This information will be specified and cross-referenced in future filings. The Staff should note that the management services agreements have been included in Exhibit 4 (w) and (x).
Property, Plant and Equipment, page 35
Exploration, page 39
3.	We note your disclosure indicating that certain holes were drilled to gain better definition of known minerals. Please tell us and disclose your accounting policy associated with drilling and related costs to convert measured, indicated and inferred resources to reserves at your development and / or production state properties. In addition, please tell us and disclose your accounting policy for costs incurred to identify new resources at development or production stage properties.

Response:

The Company has reviewed its disclosure and provides the following explanation to clarify its current accounting policy:

The accounting treatment associated with the costs to convert resources to reserves at our development and production stage properties differs depending on the proximity of the resource to an existing reserve. Where the expenditure relates to extensions of mineral deposits which are already being mined or developed then the cost is capitalised within development costs following the completion of an economic evaluation which allows the Directors to conclude that more likely than not the group will obtain future economic benefit from the expenditures. Expenditure incurred prior to this decision point is expensed.

Costs incurred to identify new resources at development or production stage properties are recognised in the income statement as incurred until it is demonstrable that future economic benefits are probable. Subsequent expenditure is capitalised within development costs.

Our accounting policy which will be included in future filings, is as follows:
Note 1 (iii) Exploration and evaluation expenditure
The group expenses all exploration and evaluation expenditure within an area of interest until the directors conclude that the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and that future economic benefits are probable.
In making this determination, the directors consider the extent of exploration, the proximity to existing mine or development properties as well as the degree of confidence in the mineral resource.

Exploration and evaluation assets acquired in a business combination are initially recognised at fair value as intangible assets. Subsequently the assets are stated at cost less impairment provision. No amortisation is charged during the exploration and evaluation phase. Amortisation is charged upon commencement of commercial production. Acquired exploration and evaluation assets are tested for impairment annually until commercially viable mineral resources are established. Upon establishment of commercially viable mineral resources, exploration and evaluation assets are tested for impairment when there is an indicator of impairment.
Related Party Transactions, page 83
4.	We note that in note 30 of your financial statements, you disclose extending loans to certain members of your management. Please identify the members to whom you extended the loans and describe the terms of the loans. See Item 7.B.2 of Form 20-F.

Response:

International Accounting Standard (“IAS”) 24, Related Party Disclosures, paragraph 9(d) states that “A party is related to an entity if the party is a member of the key management personnel of the entity or its parent”.

IAS 24, paragraph 17 states:
If there have been transactions between related parties, an entity shall disclose the nature of the related party relationship as well as information about the transactions and outstanding balances necessary for an understanding of the potential effect of the relationship on the financial statements. These disclosure requirements are in addition to the requirements in paragraph 16 to disclose key management personnel compensation. At a minimum, disclosures shall include:
•	the amount of the transactions;

•	the amount of outstanding balances and:

-	their terms and conditions, including whether they are secured, and the nature of the consideration to be provided in settlement; and

-	details of any guarantees given or received;
•	provisions for doubtful debts related to the amount of outstanding balances; and

•	the expense recognised during the period in respect of bad or doubtful debts due from related parties.
The Company previously supplied company vehicles to residential employees based on Lihir Island. The company made a decision during 2007 to revise this policy such that company light vehicles are not available for private use and during the 6 month transition phase offered each current Townsite Residential employee a non-repayable loan to the value of $A10,000 for the purpose of purchasing a motor vehicle for private use on the island, conditional on the employee remaining employed with the Company for 12 months. In the event that the employee ceases employment with the Company within 12 months of taking up this offer, the loan will be repayable, on a pro-rata basis, to the Company.
Mr. Murray Eagle was deemed to be a member of the key management personnel (KMP) at 31 December 2007 and was a townsite resident given access to a motor vehicle and the aforementioned loan. Mr Murray Eagle was the only KMP given access to this loan. As at December 31, 2007 the balance of Mr Murray Eagle’s loan was US$8,769.
The accounting standard is not prescriptive in terms of what definition certain transactions are given, just that these transactions (and subsequent balances outstanding) must be disclosed. As a general rule, the average user should also be able to understand, in substance, what the transaction is via the description.
The above transaction, while noted as a loan in Note 30 of the financial statements would more appropriately be classified as a stay bonus subject to repayment and thus is a permissible personal loan under section 402 of the Sarbanes Oxley Act.

 We plan to include the following disclosures in Note 30 and Item 7.B.2 in future filings:
The Company loaned Mr Eagle A$10,000 for the purposes of purchasing a motor vehicle for his own private use while employed on Lihir Island. The loan is non-repayable provided that if Mr Eagle ceases employment with the Company within 12 months of receiving the personal loan, the loan will be repayable, on a pro-rata basis, to the Company.
Financial Information, page 89
Export Sales, page 89
5.	In future filings, please discuss in more detail the terms of the refining arrangements with AGR Matthey or provide a cross-reference to a section of the filing where you describe the arrangements. Also, if the arrangements have been reduced to a written document or documents, and, if material, please file the documents as exhibits.

Response:

Noted, we will expand the discussion on refining agreements in future filings.

The Company further advises that the AGR Matthey refining contracts will be filed as an exhibit in future filings.
Item 15, Controls and Procedures, page 110
6.	We note your disclosure that there have been no changes in your internal controls over financial reporting that have occurred since January 1, 2007, which have materially affected, or are reasonably likely to materially affect your internal control over financial reporting. Please revise to indicate, if true, that there have been no changes in your internal control over financial reporting that occurred during the fourth quarter of 2007 which have materially affected, or are reasonably likely to materially affect your internal control over financial reporting.

Response:

Whilst noting that it is a requirement for US domestic registrants to make disclosures relating to changes in internal controls over financial reporting (“ICFR”) on a quarterly basis (furnishing the information in relation to such changes required by Item 308(c) of Regulation S-K), as the Company is registered with the Securities and Exchange Commission (“the SEC”) as a Foreign Private Issuer (“FPI”), there is no such requirement for us to furnish such information on a quarterly basis, pursuant to Item 15(d) of Form 20-F.

On a supplemental basis, the Company confirms to the Staff that there were no changes in ICFR within the group occurring during the last quarter of 2007 which have either materially affected, or would have been reasonably likely to affect, our internal controls over financial reporting.
7.	We note that you have made numerous improvements to your internal controls over financial reporting. Please clarify how you were able to determine that there were no changes in internal control over financial reporting in light of these improvements.

Response:

The Company respectfully advises the Staff that the information required in relation to the requirements of Item 308(c) of Regulation S-K, deals only with changes that have materially affected, or are reasonably likely to materially affect, ICFR within the group. Although the Company made numerous improvements to the internal control environment over financial reporting during the fiscal year ended December 31, 2007, these changes were enhancements to the internal control environment for financial systems and were therefore not changes to the control environment that materially affected, or would have been reasonably likely to materially affect ICFR within the group.

Consolidated Statements of Cash Flows, page F-4
8.	We note that you have classified the receipts and payments associated with the close out of your hedge book as cash flows from operating activities. Please clarify why you believe these cash flows represent operating activities. Refer to paragraph 16(h) of IAS 7.

Response:

When considering the appropriate classification of cashflows associated with the close out of the hedge contracts, the Company reviewed IAS 7 and concluded that there was no definitive guidance which made the classification choice clear.

When determining the classification, the Company considered each of financing, investing and operating as possible classification categories and it was necessary to exercise judgement when making the determination. The Company considered accounting literature and industry practice, when analysing the possible classification categories. Paragraph 16 of IAS 7 requires that hedge contracts be classified in the same manner as the cashflows of the position being hedged. It is the view of the Company that this applies irrespective as to when the hedge contracts are closed out. “...the cash flows of the contract” must consider all cashflows of the contract and should not be viewed as only those that are settled in the ordinary course. In the set of facts being considered “the cash flows of the contract” represent the cash inflows from the delivery of gold into the contracts.

Whilst the purchase of gold is not a “cash flow of the contract” and should be considered outside of paragraph 16, reference was made to paragraph 6 of IAS 7:
•	The purchase of gold cannot be considered financing as it does not change contributed capital or borrowings;

•	Nor can it be considered investing as it has not resulted in the acquisition of a long-term or other investment;

•	As such, it has to be operating. Paragraph 6 requires that any cashflows that are neither financing nor investing must be operating and are either ‘principal revenue-producing activities’ or ‘other activities that are not investing or financing’.
Further, it would seem appropriate that both the inflow and outflow with respect to the close-out of the hedge book should be classified as the same activity.
Whilst IAS 7 does not explicitly state how to classify cashflows which arise from the close out of hedge contracts, the Company is of the view that the principles of IAS 7 have been appropriately applied in classifying these cash flows as operating activities.
Note 1 Statement of Significant Accounting Policies, page F-5
(iv) Development Properties, page F-5
9.	We note that you capitalize certain costs as development property when recoverable mineral resources have been identified and are reasonably assured. Please clarify if you determine a mine is in the development stage prior to establishing proven and probable reserves in accordance with Industry Guide 7. If so, please tell us how you determined that recovery of capitalized amounts is probable absent a final feasibility study and the demonstration of reserves.

Response:

The Company may determine that a mine is in the development stage prior to establishing any proven and probable reserves and has done so in the case of the Ballarat property.

Specifically, in relation to the Ballarat property, the Company draws the Staff’s attention to Item 4.D Property, Plant and Equipment, Ballarat operation p39, which discusses the geology, mineralisation and gold reserves of the Ballarat property. As noted, the Ballarat property is complex geology making it difficult to meet the definition of reserves. The gold mineralisation is predominately coarse to very coarse which makes an exact estimate from drill hole data alone an impossibility. The remainder of the mineralisation is classified as fine grained gold. The initial grade estimate represents an estimate of the fine grained gold distribution only. In relation to the coarse and very coarse material, a possible range of results can be estimated, based on the fine grained and other data collected to date, about the percentage of coarse gold present in the quartz hosted gold deposits.

A range of grade estimates have been generated to accommodate the presence of coarse gold. Grade estimates incorporating coarse and very coarse gold have been included at 50% and 25% uplifts to fine grained assays. The Company has used these resource estimates which have been adjusted for the level of confidence in making the assessment to estimate future economic benefits and thus recoverability of capitalised development costs.
(ix) Intangible Assets, page F-7
10.	We note that exploration rights are carried at cost less amortization and are classified as intangible assets under IFRS. Please clarify why you believe these amounts represent intangible assets under IFRS. Refer to paragraph 2 of IAS 38.

Response:

Paragraph 2 of IAS 38, Intangible Assets states that:
This Standard shall be applied in accounting for intangible assets, except:
(c) the recognition and measurement of exploration and evaluation assets (see IFRS 6 Exploration for and Evaluation of Mineral Resources);
And paragraph 7 notes that these:
“...activities or transactions are so specialised that they give rise to accounting issues that may need to be dealt with in a different way...”
IFRS 6, Exploration and Evaluation of Mineral Resources, was issued to provide guidance for financial reporting for the exploration and evaluation of mineral resources. IFRS 6 however does not include guidance on how exploration and evaluation assets should be classified (i.e. tangible vs intangible).
IFRS 6, Paragraph 15 states:
An entity shall classify exploration and evaluation assets as tangible or intangible according to the nature of the assets acquired and apply the classification consistently.
Paragraph 16 states:
Some exploration and evaluation assets are treated as intangible (eg drilling rights), whereas others are tangible (eg vehicles and drilling rigs). To the extent that a tangible asset is consumed in developing an intangible asset, the amount reflecting that consumption is part of the cost of the intangible asset. However, using a tangible asset to develop an intangible asset does not change a tangible asset into an intangible asset.
As IFRS does not provide any guidance on accounting or classification for assets in the extractive industries, the current guidance under IFRS 6 and IAS 38 has been applied to identify whether the exploration rights should be classified as intangible assets. The Company has determined that the exploration rights are most appropriately classified as an intangible asset.
The Company notes that the IASB has an Extractive Industries research project on its agenda and subsequent to the release of the Company’s Form 20-F the IASB issued Observer Notes from its meeting on June 20, 2008 on the subject of Accounting for reserves and resources and related assets. At its meeting, the IASB Extractive Activities project team, noted that it “agrees that the view expressed in IAS 38 is appropriate for legal rights such as exploration rights and mineral rights”, confirming the accounting adopted by the Company.
11.	We further note that “mining information” acquired is carried at the net fair value at date of acquisition less amortization and impairment losses. Please clarify the nature of this asset and tell us how you determined it met the definition of an intangible asset.

Response:

The mining information asset disclosed in Note 21 to the financial statements comprises the reproduction of information generated primarily from exploration and evaluation activities associated with the Ballarat property. The Ballarat property has a long history of mining with gold first discovered in 1851. Since the acquisition by Ballarat Goldfields Pty Ltd of the Ballarat West goldfield licence in July 1998, comprehensive research based on information such as the historical workings and mining data and drilling has produced and interpreted a 3D geological model of the Ballarat West Project area. The geological model has identified detailed information on the size, shape, grade and shoot direction of mineralisation, which are amenable to modern mining techniques. Similar information for the Ballarat East, Ballarat South and Berringa components of the Ballarat property existed at the time of acquisition. The above noted historical information is the asset that has been valued and classified as mining information.

As noted in Comment 10, IFRS does not provide any guidance on accounting or classification for assets in the extractive industries. The Company has therefore applied the current guidance under IFRS 6 and IAS 38 to identify whether the mining information should be classified as an intangible asset. The Company has determined that mining information is most appropriately classified as an intangible asset.

An intangible asset is defined under IAS 38, paragraph 8 as an identifiable non-monetary asset without physical substance. For an asset to be considered identifiable it must be separable or arise from a contractual legal right.

The following factors were taken into account in concluding that the mining information was identifiable:

-	Results of the exploration activity are documented in hard copy and electronic form, and thus transferable;

-	Sales contracts in respect of mining fields typically address the exploration/mining information as a source of value separately to the tenements;

-	The Australian Taxation Office has issued guidance (TR98/3, paragraph 7) addressing the separability of mining information:

-	“Information can be and is dealt with independently from any mining, quarrying or prospecting right. In a situation where the mining information was unavailable ... the mining right would remain entirely unaffected.”
IAS 38, paragraph 14 states ” Market and technical knowledge may give rise to future economic benefits. An entity controls those benefits if, for example, the knowledge is protected by legal rights such as copyrights, a restraint of trade agreement (where permitted) or by a legal duty on employees to maintain confidentiality.”
The Company has legal rights to the property, and those rights also mean the Company controls the benefits of information relating to the property. The Company appropriately stores the information, thus restricting use by an outside parties.
IAS 38, paragraph 21 requires that an intangible asset shall only be recognised if, and only if:

-	It is probable that the expected future benefits that are attributable to the asset will flow to the enity; and

-	The cost of the asset can be reliably measured.
The Company determined that the future economic benefits of the mining information will be realised in a number of ways. These include:
1.	indicating the most viable production areas

2.	guiding future exploration activities

3.	certifying resources.
There is a presumption in IAS 38, paragraph 25, that sufficient information exists to measure reliably the fair values of intangible assets acquired in a business combination. The Company engaged an independent valuer and based the valuation on model inputs and assumptions regarding the reproduction of data, including incorporating past expenditure from a person with appropriate qualifications and experience to provide the inputs and assumptions.
The Company notes that the IASB has an Extractive Industries research project on its agenda and subsequent to the release of the Company’s Form 20-F the IASB issued Observer Notes from its meeting on June 20, 2008 on the subject of Accounting for reserves and resources and related assets. At its meeting the IASB Extractive Activities project team (“IASB team”), noted that “present information about a property for which the entity has legal rights meets the definition of an asset.” Further, the IASB team noted in Table 1, that information was classified as an intangible asset, similar to legal instruments / approvals necessary for undertaking upstream extractive activities (e.g. mineral rights). In its analysis on mineral rights, the IASB team noted that it” agrees that the view expressed in IAS 38 is appropriate for legal rights such as exploration rights and mineral rights”, confirming the accounting adopted by the Company.
Note 17 Inventories, page F-31
12.	We note your disclosure that you capitalize general and administrative costs in inventory. Please tell us the nature of the activities associated with such costs and clarify how they contribute to bringing inventories to their present location and condition. Refer to paragraph 16 of IAS 2.

Response:

We confirm that none of the costs listed in paragraph 16 of IAS 2 are included in the cost of inventory.

The nature of costs included in inventory as fixed and variable overhead expenditure includes a proportion of general mining related activities conducted at Lihir Island including, but not limited to, employee related expenses and benefits and the provision of operational services such as maintenance, supply and logistics, asset protection and safety and information systems. Employee related expenditure includes for example: recruitment of mining personnel, provision of medical facilities, camp facilities, fly-in-fly out costs. Costs are allocated to mining and processing on a reasonable and consistent basis using either employee numbers or overall dollar spend. Employee related costs are allocated across departments based on personnel numbers and only those employees employed in areas related to bringing inventories to their present location and condition have their costs included.

General and administrative costs that are not capitalised to inventory include expenditure incurred in the areas of: government relations, community relations, business development, lands and compensation, social research and monitoring. General and administrative costs incurring during periods of scheduled maintenance are also excluded. It should be noted that there is no general allocation of corporate office costs to the operation.
Note 19 Deferred Mining Costs, page F-36
13.	It appears that you are capitalizing certain amounts of depreciation and amortization as deferred mining costs. Please clarify what these amounts relate to and why you believe such amounts can be capitalized as deferred mining costs. Please indicate the IFRS guidance you are relying upon for this accounting convention.

Response:

The Company confirms that depreciation and amortisation used in removing overburden are included in deferred mining costs. Deferred mining costs are the costs capitalised to remove overburden and waste material to access the ore reserves. The costs include both the cash and non-cash costs of mining the material. Non-cash costs include the depreciation of equipment directly engaged in the mining activity of removing the waste material, for example shovels and trucks. The amortisation of capitalised development costs is also included in the non-cash costs.

There is no clear guidance in IFRS in relation to deferred mining costs. In the absence of specific guidance, paragraphs 10 and 11 of IAS 8 require management to use its judgment in developing and applying an accounting policy that results in information that is relevant to the economic decision making needs of users and is reliable.

The Company has determined that stripping costs meet the definition of an asset on the basis that to the extent that the ratio of waste to ore is greater than the estimated life of mine ratio of waste to ore, this excess contributes to the ability to produce ore in future periods.

The Company has developed its accounting policy for deferred mining by applying IAS 16. The Company has concluded that these deferred mining costs are classified as non-current-assets under IAS 16 on the basis that IAS 16 applies to property, plant and equipment used to develop and maintain the assets being the mineral reserves of the Company’s mine properties. (Refer to paragraph 3 of IAS 16).
Engineering Comments
Material plans to construct, expand or improve facilities (MOPU Project), page 47
14.	It appears that you have recently completed a feasibility study for your Lihir property. Please forward to our engineer as supplemental information and not as part of your filing, the executive summary of this 2008 study, including the associated economic analysis. The information requested includes, but is not limited to:
▪	Property and geological maps

▪	Description of your sampling and assay procedures

▪	Drill-hole maps showing drill intercepts

▪	Representative geological cross-sections and drill logs

▪	Description and examples of your cut-off calculation procedures

▪	Cuttoff grades used for each category of your reserves and resources

▪	Justifications for the drill hole spacing used to clarify and segregate proven and probable reserves

▪	A detailed description of your procedures for estimating reserves

▪	Copies of any pertinent engineering or geological reports and executive summaries of feasibility studies or mine plans which including the cash flow analyses

▪	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule
Response:
This information has been provided supplementally as requested.
Proposed Merger with Equigold NL, page 50
15.	We note your description of the Equigold reserves as a total gold inventory of approximately 1.9 million ounces. The provisions on Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Additionally combining the proven and probable reserve categories is contrary to the explicit guidance of Industry Guide 7, which provides that reserves may be combined as proven and probable only if proven and probable reserves cannot be readily segregated. However, you may disclose quantity estimates for mineralized material that refers to mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples. In this instance you would need to disclose that such a deposit would not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade recoveries, and other material factors conclude, both legal and economic feasibility. Mineralized material is a mineralized body which has been delineated by appropriate drilling and / or underground sampling to establish continuity and support an estimate of tonnage and an average grade of the selected metal(s). For SEC filings, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit costs, grades, recoveries and other factors concludes economic and legal feasibility. Mineralised material should only be reported as an in place tonnage and grade, and should not be disclosed as units of products, such as ounces of gold or pounds of copper. Please note that mineralized material does not include: 1) material reported as, and 2) volumes and grades estimated by using geologic inference, which are sometimes classed as inferred or possible by some other evaluators. Please modify your disclosure to reflect this guidance.
Response:
The Company acknowledges that the terminology ‘gold inventory’ is not a permitted description for reference to gold reserves or mineralised material. The Company proposes to split reserves into proven and probable where they can be readily segregated. Set out below is this information as it would be presented:
Item 5A, Recent Developments (p50)
Equigold’s most recent statement of Proven and Probable reserves at 30 June 2007, as released to the Australian Securities Exchange in the 2007 Annual Report on 22 October 2007 were as follows:

			Average
			grade	Contained
		Tonnes	(g Au/t)	ounces
Ore	Proven	9,675,000	1.5	475,700
	Probable	40,542,000	1.1	1,443,300
Total reserves		50,217,000	1.2	1,919,000
Item 18, Financial Statements, Notes to the financial statements, Note 40 (pF-64)
Equigold’s most recent statement of Proven and Probable reserves at 30 June 2007, as released to the Australian Securities Exchange in the 2007 Annual Report on 22 October 2007 were as follows:

			Average
			grade	Contained
		Tonnes	(g Au/t)	ounces
Ore	Proven	9,675,000	1.5	475,700
	Probable	40,542,000	1.1	1,443,300
Total reserves		50,217,000	1.2	1,919,000
16.	You disclose that your preproduction stripping costs and deferred stripping costs are capitalized. Please provide supplementally, your initial preproduction costs, annual preproduction amortization, and your deferred stripping costs accruals and expenditures as incurred since your mine began mining operations. This information may be presented on an annual basis by pit or other appropriate metric as recognized by your past financial statements. Please also include your annual mine production of ore, waste and stripping ratios to balance your operating costs along with any associated write-downs linked to preproduction or deferred stripping.

Response:

This information has been provided supplementally as requested.

In relation to making the above responses to the Staff comments, the Company makes the following statements:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding our responses, please contact Phil Baker of Lihir Gold in Australia on +61 7 3318 3328 or Facsimile +61 7 3318 9203.
Yours sincerely
Phil Baker
Chief Financial Officer
Lihir Gold Limited

cc:	Mr. Burr Henley, Sullivan & Cromwell
Mr. Robert Hubbard, PricewaterhouseCoopers
Mr. Brett Entwistle, PricewaterhouseCoopers
Ms. Debbie Smith, PricewaterhouseCoopers